UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 26, 2021

JAWS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39289	98-1524224
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Washington Avenue, Suite 800 Miami Beach, FL	33139
(Address of principal executive offices)	(Zip Code)

(203) 422-7718

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	JWS.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	JWS	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	JWS WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On February 26, 2021, Jaws Acquisition Corp. (“Jaws”) and Cano Health, LLC, an affiliate of Primary Care (ITC) Intermediate Holdings, LLC (the “Company”), issued a press release announcing its 2021 Investor and Analyst Day event on March 4, 2021. A copy of the press release is included with this Form 8-K for convenience and attached hereto as Exhibit 99.1.

The information in this current report on Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Additional Information

On November 11, 2020, Jaws entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement” and the transactions contemplated therein, the “Business Combination”), by and among Jaws, Jaws Merger Sub, LLC, Primary Care (ITC) Holdings, LLC and the Company.

In connection with the Business Combination, including the domestication of Jaws as a Delaware corporation, Jaws filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Jaws, and after the registration statement is declared effective, Jaws will mail a definitive proxy statement/prospectus about the Business Combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Jaws’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Jaws, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Jaws as of the record date that was established for voting on the Business Combination. Shareholders are able to obtain copies of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139.

No Offer of Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to buy the securities of Jaws or the Company, nor shall there be any sale of any such securities in any state or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or to Jaws’ or the Company’s future financial or operating performance. For example, projections of future growth, financial performance, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential" or "continue," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Jaws and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Jaws, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Jaws, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Jaws’ estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Jaws’ preliminary proxy statement/prospectus relating to the Business Combination, dated January 25, 2021.

 Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Jaws nor the Company undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated February 25, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 26, 2021	JAWS ACQUISITION CORP.

	By:	/s/ Joseph L. Dowling
	Name:	Joseph L. Dowling
	Title:	Chief Executive Officer

Exhibit 99.1

Cano Health to Host Virtual Investor and Analyst Day on March 4, 2021

Miami, FL — February 25, 2021 — Cano Health, LLC, a leading value-based care delivery platform for seniors, and Jaws Acquisition Corp. (NYSE: JWS), a special purpose acquisition company, announced today they will host a virtual Investor and Analyst Day on Thursday, March 4, 2021, from 10:00 a.m. ET to 1:00 p.m. ET. On November 12, 2020, Jaws Acquisition Corp. announced that it agreed to combine with Cano Health. That transaction is expected to close in the second quarter of 2021 at which point Cano Health will be listed on the New York Stock Exchange under the ticker symbol “CANO.”

Dr. Marlow Hernandez, Cano Health Founder and CEO will be joined by other members of the senior management team to provide an overview of the Company’s strategic initiatives, technology platform, growth strategies and financial performance. This event is designed for both sell-side research analysts and institutional investors.

To register for the event, email CanoHealthIR@westwicke.com. A live webcast of the presentation will be available here and the presentation materials will be posted to canohealth.com/investors.

About Cano Health, LLC

Cano Health operates value-based primary care centers and supports affiliated medical practices that specialize in primary care for seniors in Florida, Texas, Nevada, and Puerto Rico with additional markets in development. As part of its care coordination strategy, Cano Health provides sophisticated, high-touch population health management programs including telehealth, Rx home delivery, wellness programs, transition of care, and high-risk and complex care management.

The Company’s personalized patient care and proactive approach to wellness and preventive care sets it apart from competitors. Cano Health has consistently improved clinical outcomes while reducing costs, affording patients the opportunity to lead longer and healthier lives. The Company was recognized in August 2020 by Inc. magazine for the second consecutive year as one of the fastest-growing health care companies in the country ranking 39th among all U.S. privately held companies as part of its annual 5000 ranking.

On November 12, 2020, Cano Health announced that it agreed to merge with Jaws Acquisition Corp. (NYSE: JWS), a special purpose acquisition company, chaired by well-known entrepreneur and operator Barry Sternlicht, and upon the completion of the transaction, will be listed on the New York Stock Exchange under the ticker symbol “CANO”. For more information visit www.canohealth.com.

No Offer of Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between Jaws and the Company, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, and other statements that are not historical facts. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Jaws and the Company, including those set forth in the Risk Factors section of the Jaws' registration statement and the accompanying proxy statement/prospectus filed with the Securities and Exchange Commission ("SEC"). Copies are available on the SEC's website, www.sec.gov. Neither Jaws nor the Company undertakes any obligation to update these statements for revisions or changes after the date of this release, except as required by law.

About Jaws Acquisition Corp.

Jaws Acquisition Corp., led by Chairman Barry S. Sternlicht and Chief Executive Officer Joe Dowling, is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Contacts:

Investor Relations

Cano Health

Bob East, Asher Dewhurst, Jordan Kohnstam

Westwicke, an ICR company

CanoHealthIR@westwicke.com

(443) 213-0500

Media Relations

Cano Health

Sean Leous

Westwicke, an ICR company

CanoHealthPR@westwicke.com

(646) 866-4012

Jaws Acquisition Corp.

Tom Johnson / Dan Scorpio

Abernathy MacGregor

tbj@abmac.com / dps@abmac.com

(212) 371-5999